SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
             RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)
                              (Amendment No. ___)*

                          Nathaniel Energy Corporation
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                                (Name of Issuer)

                          Common Stock, $.001 Par Value
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                         (Title of Class of Securities)

                                   632344 10 7
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                                 (CUSIP Number)

                              Gavin C. Grusd, Esq.
                       Certilman Balin Adler & Hyman, LLP
                    90 Merrick Avenue, East Meadow, NY 11554
                                 (516) 296-7000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 October 3, 2003
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             (Date of Event Which Requires Filing of This Statement)

     If the Filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

                         (Continued on following pages)

                               (Page 1 of 6 Pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

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CUSIP No. 632344 10 7                                         Page 2 of 6 Pages
          -----------                                             --    -
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1             NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              NEC Energy, LLC
              (Tax ID # 37-1480433)
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2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                              (a) [ ]
                                                              (b) [X]
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3             SEC USE ONLY

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4             SOURCE OF FUNDS*    OO

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5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) or 2(e) [  ]

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6             CITIZENSHIP OR PLACE OF ORGANIZATION

              State of New York

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NUMBER OF SHARES                     7     SOLE VOTING POWER
BENEFICIALLY OWNED BY                      50,000,000
EACH REPORTING                       -------------------------------------------
PERSON WITH                          8     SHARED VOTING POWER
                                           0
                                     -------------------------------------------
                                     9     SOLE DISPOSITIVE POWER
                                           50,000,000
                                     -------------------------------------------
                                     10    SHARED DISPOSITIVE POWER
                                           0
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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

         50,000,000
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12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES* [X]

         Excludes 6,218,333 shares of Common Stock of Nathaniel Energy Corporation owned by Richard Strain, a member of NEC Energy, LLC.
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

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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         56.6%
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14       TYPE OF REPORTING PERSON*

         OO
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

Item 1.  Security and Issuer.

     NEC Energy, LLC is making this statement in reference to shares of common stock, par value $.001 per share, of Nathaniel Energy Corporation, a Delaware corporation ("Nathaniel"). The address of Nathaniel's principal executive offices is 8001 South InterPort Boulevard, Englewood, CO 80112.

Item 2.   Identity and Background.

          The  Reporting  Person  is  making  this  statement  pursuant  to Rule
          13d-1(a).

     (a)  Name:

          o    NEC Energy, LLC ("NEC" or the "Reporting Person")

          o Richard Strain ("Strain"), owns a 50% membership interest in the Reporting Person

          o Corey Morrison ("Morrison"), owns a 50% membership interest in the Reporting Person indirectly through Como Group, LLC ("Como"), of which Morrison is the sole member.

     (b)  Residence or Business address:

          o    Reporting  Person:       73 Deer Park Avenue
                                        Suite 4
                                        Babylon Village, New York 11702

          o    Strain:                  329 Manchester Road
                                        Poughkeepsie, New York 12603

          o    Morrison:                73 Deer Park Avenue
                                        Suite 4
                                        Babylon Village, New York 11702

     (c)  o    The  Reporting  Person  is a  stockholder  of  Nathaniel  and its principal business is holding securities of Nathaniel.

          o Strain is a member of NEC and a stockholder and lender to Nathaniel. He is a plumbing contractor.

          o Morrison is the owner of 100% of the membership interests of Como, which is a member of NEC. He is a business consultant.

     (d) The Reporting Person has not been convicted in a criminal proceeding in the last five years, and to the knowledge of the Reporting Person, neither Strain nor Morrison have been convicted in a criminal proceeding during the last five years.

     (e) The Reporting Person and, to its knowledge, Strain and Morrison, have not during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) The Reporting Person is limited liability company organized and existing under the laws of the State of New York and each of Strain and Morrison are citizens of the United States.

Item 3.   Source and Amount of Funds or Other Consideration.

          See discussion relating to a Conversion Agreement in Items 4 and 5 below.

Item 4.   Purpose of Transaction.

          Effective as of October 3, 2003, pursuant to a Conversion Agreement between Nathaniel and Strain, $10,000,000 of indebtedness of Nathaniel to Strain was converted into an aggregate of 50,000,000 shares of Nathaniel's common stock, issuable to NEC as a designee of Strain.

          The Conversion Agreement provided that to the extent that Nathaniel did not have sufficient shares of common stock authorized to issue all of the shares in the conversion, NEC (as the designee of Strain), had the irrevocable right to the shares that could not be issued. Nathaniel has issued 30,000,000 shares of common stock to NEC, and NEC has the irrevocable right to an additional 20,000,000 shares of common stock. In the Conversion Agreement, Nathaniel agreed to take all required corporate action to seek its shareholders' approval to increase the number of authorized shares to a number which is at least sufficient for Nathaniel to deliver all of the shares of common stock issuable to NEC pursuant to the Conversion Agreement.

          Giving effect to the issuance of all of the shares of common stock under the Conversion Agreement, NEC owns 56.6% of the issued and outstanding shares of common stock of Nathaniel.

          In connection with the conversion, NEC received the right to demand registration of the resale of the shares at any time after January 3, 2004. Additionally, NEC was granted piggyback registration rights relating to certain registration statements which Nathaniel may file after January 3, 2004, if any.

Item 5.   Interest in Securities of Nathaniel.

          As of the date hereof, the Reporting Person is the beneficial owner of 50,000,000 shares of Common Stock of Nathaniel (or approximately 56.6% of the outstanding Common Stock of Nathaniel after giving effect to the issuance of all 50,000,000 shares), of which, NEC owns 30,000,000 and has an irrevocable right to receive 20,000,000 shares issued in its name at the time that number of shares is authorized and available for issuance. The Reporting Person has sole voting and dispositive power over all of such shares.

          Each of Strain and Morrison (through his 100% ownership interest in Como) own a 50% membership interest in the Reporting Person respectively. The Operating Agreement of the Reporting Person requires the vote of a majority in interest of the members for any management action of the Reporting Person to be taken, including the vote of the shares of Nathaniel owned by the Reporting Person. Neither Strain nor Morrison own greater than a 50% membership interest in the Reporting Person and thus neither own nor control a majority in interest of the Reporting Person. Strain and Como have, by member consent, authorized Como to cast the vote of all shares of Nathaniel owned by the Reporting Person, on behalf of the Reporting Person, on all matters that are brought before the stockholders of Nathaniel.

          Additionally, Strain has granted Como a proxy to vote all of the shares of Nathaniel issuable to him pursuant to the Conversion Agreement on matters that are brought before the stockholders of Nathaniel, on behalf of the Reporting Person, although since the shares are issued and issuable to the Reporting Person, as designee of Strain under the Conversion Agreement, none of these shares are issued or will be issuable to Strain.

          During the past 60 days, the Reporting Person has not effected any transactions in the Common Stock of Nathaniel, except that, effective as of October 3, 2003, the Reporting Person, as the designee of Strain, was issued, and acquired to the right to be issued, an aggregate of 50,000,000 shares of Nathaniel pursuant to the Conversion Agreement described in Item 4 above.

ITEM 6. Contracts, Agreements, Understandings or Relationships with respect to Securities of the Issuer.

          As described in Item 5 above, the Operating Agreement of NEC requires the vote of a majority in interest of its members for any management action of NEC to be taken. As neither Strain nor Morrison own or control a majority in interest of the members of the Reporting Person, as a result of the proxy granted by Strain to Como and the consent by Strain and Como, as members of the Reporting Person, each as described above, Como may cast he vote for all shares of Nathaniel owned by the Reporting Person.

ITEM 7.   Material To Be Filed As Exhibits.

          99.1 Conversion Agreement, dated as of October 3, 2003
          99.2 Irrevocable Proxy from Richard Strain to Como Group, LLC

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: January 8, 2004
      ---------------

                                                  NEC ENERGY, LLC
                                                  By: Como Group, LLC, Member


                                                  By: /s/ Corey Morrison
                                                     ---------------------------
                                                  Name:  Corey Morrison
                                                  Title: Member